SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                     ADVANTAGE ADVISERS ALYESKA FUND, L.L.C.
                                (Name of Issuer)

                     ADVANTAGE ADVISERS ALYESKA FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                Howard M. Singer
                     Advantage Advisers Alyeska Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                            Telephone: (212) 667-4225
                               Fax: (212) 667-4949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                 April 25, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:   $14,000,000 (a)     Amount of Filing Fee   $1132.60 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,132.60
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-79011
Filing Party:  ADVANTAGE ADVISERS ALYESKA FUND, L.L.C.
Date Filed:  April 25, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed April 25, 2003 by Advantage Advisers Alyeska Fund, L.L.C. (formerly known as "Alyeska Fund, L.L.C.") (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $14,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 25, 2003.

          This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, Eastern Time, on May 22, 2003.

          2. The Valuation Date of Interests tendered pursuant to the Offer was June 30, 2003.

          3. $833,403.45 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

          4. Payment of the purchase price for the Interests tendered was made in the form of promissory notes given on June 10, 2003 to each Member who tendered Interests that were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund anticipates paying, in cash, to Members that tendered a portion of their Interests, 100% of the unaudited net asset value of the Interests tendered, on July 30, 2003. Those Members that tendered all of their Interests will receive payment, also on July 30, 2003, in cash equal to 95% of the unaudited net asset value of the Interests tendered. The remaining balance due to Members tendering all of their Interests, if any, will be paid, with interest, promptly after the completion of the Fund's audit for the fiscal year ending March 31, 2004. It is expected that the annual audit will be completed no later than May 30, 2004.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                ADVANTAGE ADVISERS ALYESKA
                                                FUND, L.L.C.

                                                By: /s/ Howard M. Singer
                                                   -----------------------------
                                                   Name:   Howard M. Singer
                                                   Title:  Manager

July 31, 2003